Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 27, 2008

StatoilHydro ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by StatoilHydro ASA on February 27, 2008, entitled " High activity level in new organisation".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

HIGH ACTIVITY LEVEL IN NEW ORGANISATION
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - IFRS
    CONSOLIDATED BALANCE SHEETS - IFRS
    CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE - IFRS
    CONSOLIDATED STATEMENTS OF CASH FLOWS - IRFS

    Notes to financial statement:
        1. ORGANISATION AND PRESENTATION
        2. EQUITY
        3. SEGMENTS
        4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
        5. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
        6. BUSINESS DEVELOPMENTS RELATED TO THE MERGER WITH HYDRO PETROLEUM
        7. IFRS TRANSITION
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS
        10. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
HIGH ACTIVITY LEVEL IN NEW ORGANISATION

GROUP BALANCE SHEET

HIGH ACTIVITY LEVEL IN NEW ORGANISATION

StatoilHydro's fourth quarter 2007, operating and financial review

StatoilHydro's fourth quarter result is as previously announced heavily influenced by restructuring costs and other costs arising from the merger. Net income in the fourth quarter of 2007 amounted to NOK 6.2 billion, compared to NOK 15.0 billion in the fourth quarter of 2006. For the year 2007, net income was NOK 44.6 billion compared to NOK 51.8 billion in 2006.

The decrease in net income from the fourth quarter of 2006 to the fourth quarter of 2007 was mainly due to an increase in operating and administrative expenses, primarily related to the previously announced restructuring costs and other costs arising from the merger, amounting to NOK 10.7 billion before tax. Following the closing of the merger, restructuring costs were booked in the fourth quarter. In addition, the decrease in net income is explained by negative impact from derivatives, loss on financial items and a high tax rate.

"The merger has strengthened our financial capacity, our competence and resources base and thereby our competitiveness. The restructuring costs represent an investment to achieve significant synergy gains from the merger in the coming years," says Helge Lund, StatoilHydro's chief executive.

Total oil and gas entitlement production in the fourth quarter of 2007 was 1.818 million barrels of oil equivalents (mmboe) per day. The annual production for 2007 was 629 mmboe compared to 623 mmboe in 2006.

"2007 was a historical year for StatoilHydro with a high activity level. We completed one of the biggest mergers in our industry and already have the new organisation up and running. 15 new projects came on stream, our exploration activity level was high both on the Norwegian Continental Shelf and internationally, and we have gained access to world class exploration acreage and resources underpinning our future growth", says Lund.

The chief executive points to the group's acquisition of oil sands assets in Canada and the agreement to join as a partner in the Shtokman Development Company as two important building blocks for international growth.

The fourth quarter of 2007 is the first quarter for which financial statements of the merged StatoilHydro organisation are being presented. Historical data have been restated as if the merged company had existed for all periods.

Return on average capital employed after tax (ROACE) (1) for the 12 months ended 31 December 2007 was 17.9%, compared to 22.9% for the 12 months ended 31 December 2006. The decrease was mainly due to higher operating expenses as well as higher capital employed, and was partly offset by increased net financial income. Adjusted for the effects of the restructuring costs and other costs arising from the merger, the ROACE was 19.9% for the 12 months ended 31 December 2007. ROACE is defined as a non-GAAP financial measure. (2)

In the fourth quarter of 2007, earnings per share were NOK 1.93 (USD 0.36) compared to NOK 4.65 (USD 0.86 ) in the fourth quarter of 2006. In 2007, earnings per share were NOK 13.80 (USD 2.54), compared to NOK 15.82 (USD 2.91) in 2006.

StatoilHydro's Board of Directors proposes to the annual general meeting an ordinary dividend of NOK 4.20 per share for 2007, as well as NOK 4.30 per share in special dividend. In 2006 the ordinary dividend paid by Statoil ASA was NOK 4.00 per share, while the special dividend amounted to NOK 5.12 per share. (3)

Net operating income in the fourth quarter of 2007 was NOK 30.8 billion compared to NOK 35.2 billion in the fourth quarter of 2006. The decrease was mainly due to restructuring and other costs arising from the merger amounting to NOK 10.7 billion and losses on derivatives of NOK 3.6 billion. The decrease in net operating income was partly offset by lower impairment of property plant and equipment charges and a 37% increase in lifted volumes of oil and gas in International E&P, which contributed NOK 2.0 billion and NOK 2.7 billion, respectively.

In 2007, net operating income was NOK 137.2 billion compared to NOK 166.2 billion in 2006. The decrease was mainly due to an increase in operating, selling and administrative expenses stemming in part from restructuring and other costs arising from the merger described above, losses on derivatives of NOK 10.0 billion, new fields coming on stream and increased activity levels.

Consolidated statements of income - IFRS
	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

Revenues and other income
Revenues	145,878	126,485	15%	26,860	521,665	518,960	1%	96,053
Net income (loss) from equity accounted investments	8	189	(96%)	1	609	679	(10%)	112
Other income	262	650	(60%)	48	523	1,843	(72%)	96

Total revenues and other income	146,148	127,324	15%	26,910	522,797	521,482	0%	96,262

Operating expenses
Cost of goods sold	69,378	59,621	16%	12,774	260,396	249,593	4%	47,946
Operating expenses	22,724	12,598	80%	4,184	60,318	44,801	35%	11,106
Selling, general and administrative expenses	6,830	2,805	143%	1,258	14,174	10,824	31%	2,610
Depreciation, amortisation and impairment	11,869	13,136	(10%)	2,185	39,372	39,450	(0%)	7,249
Exploration expenses	4,500	4,011	12%	829	11,333	10,650	6%	2,087

Total operating expenses	115,301	92,171	25%	21,230	385,593	355,318	9%	70,999

Net operating income	30,847	35,153	(12%)	5,680	137,204	166,164	(17%)	25,263

Financial items
Net foreign exchange gains and losses	(987)	2,977	(133%)	(182)	10,043	4,457	125%	1,849
Interest income and other financial items	618	1,075	(43%)	114	2,305	3,675	(37%)	424
Interest and other finance expenses	(314)	(904)	65%	(58)	(2,741)	(3,060)	10%	(505)

Net financial items	(683)	3,148	(122%)	(126)	9,607	5,072	89%	1,769

Income before tax	30,164	38,301	(21%)	5,554	146,811	171,236	(14%)	27,032

Income tax	(23,944)	(23,272)	3%	(4,409)	(102,170)	(119,389)	(14%)	(18,812)

Net income	6,220	15,029	(59%)	1,145	44,641	51,847	(14%)	8,220

Attributable to:
Equity holders of the company	6,146	14,936	(59%)	1,132	44,096	51,117	(14%)	8,119
Minority interest	74	93	(20%)	14	545	730	(25%)	100
	6,220	15,029	(59%)	1,145	44,641	51,847	(14%)	8,220
Net operating income for the segments (in millions)	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

E&P Norway	32,588	31,461	4%	6,000	123,150	135,140	(9%)	22,675
International E&P	2,235	(3,350)	167%	412	12,161	3,917	210%	2,239
Natural Gas	(1,792)	6,551	(127%)	(330)	1,562	21,693	(93%)	288
Manufacturing & Marketing	(634)	397	(260%)	(117)	3,776	7,280	(48%)	695
Other	(1,292)	(44)	(2836%)	(238)	(2,260)	(1,427)	(58%)	(416)
Eliminations of internal unrealised profit on inventories	(258)	138	n/a	(48)	(1,185)	(439)	(170%)	(218)

Net operating income	30,847	35,153	(12%)	5,680	137,204	166,164	(17%)	25,263
Financial data
	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

Weighted average number of ordinary shares outstanding	3,186,607,338	3,211,191,445			3,195,866,843	3,230,849,707
Earnings per share	1.93	4.65	(59%)	0.36	13.80	15.82	(13%)	2.54
ROACE (last 12 months)	17.9%	22.9%			17.9%	22.9%
Cash flows provided by operating activities (billion)	na	na			93.9	89.3	5%	17.3
Gross investments (billion)	19.2	15.2	26%	3.5	75.0	64.3	17%	13.8
Net debt to capital employed ratio	12.4%	20.5%			12.4%	20.5%
Operational data
	Fourth quarter			Twelve months ended 31 December
	2007	2006	Change	2007	2006	Change

Average oil price (USD/bbl)**	86.1	58.2	48%	70.5	63.2	12%
USDNOK average daily exchange rate	5.44	6.42	(15%)	5.86	6.42	(9%)
Average oil price (NOK/bbl) [4]	468	374	25%	413	406	2%
Gas prices (NOK/scm)	1.83	2.05	(11%)	1.69	1.94	(13%)
Refining margin, FCC (USD/boe) [5]	7.7	4.7	64%	8.4	7.1	18%
Total entitlement oil prodction (1,000 boe/day)	1,106	1,065	4%	1,070	1,057	1%
Total entitlement gas production (1,000 boe/day)	712	683	4%	654	651	0%
Total entitlement oil and gas production (1,000 boe/day) [6]	1,818	1,748	4%	1,724	1,708	1%
Total oil liftings (1,000 boe/day)**	1,073	1,021	5%	1,081	1,048	3%
Total gas liftings (1,000 boe/day)	712	684	4%	654	651	0%
Total oil and gas liftings (1,000 boe/day) [7]	1,786	1,705	5%	1,735	1,698	2%
Production cost (NOK/boe, last 12 months) [8]	72.2	31.3	131%	44.1	28.4	56%
Production cost normalised (NOK/boe, last 12 months) [9]	72.9	31.0	135%	44.3	28.1	58%

* Solely for the convenience of the reader, the figures for the fourth quarter and the year 2007 have been translated into US dollars at the rate of NOK 5.4310 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 31 December 2007.

Total oil and gas entitlement production in the fourth quarter of 2007 was 1.818 mmboe per day, compared to 1.748 mmboe per day in the fourth quarter of 2006. Annual equity (10) production was 1.839 mmboe in 2007.

Total oil and gas liftings in the fourth quarter of 2007 were 1.786 mmboe per day, compared to 1.705 mmboe per day in the same period of 2006. This is equivalent to an underlift of 32 mboe per day in the fourth quarter of 2007. In 2007, total oil and gas liftings were 1.735 mmboe per day compared to 1.698 mmboe per day 2006.

Exploration expenditure in the fourth quarter of 2007 was NOK 5.2 billion, compared to NOK 5.0 billion in the fourth quarter of 2006. In 2007 the exploration expenditure was NOK 14.2 billion, compared to NOK 13.4 billion in 2006. The increase in exploration expenditure was mainly due to higher drilling activity and increased expenditures on seismics internationally. Exploration expenditure reflects the period's exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in the fourth quarter of 2007 amounted to NOK 4.5 billion compared to NOK 4.0 billion in the fourth quarter of 2006. Annual exploration expenses amounted to NOK 11.3 billion and NOK 10.7 billion in 2007 and 2006, respectively.

	Fourth quarter				Twelve months ended 31 December
Exploration	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*
Exploration expenditure (activity)	5,173	5,018	3%	952	14,241	13,391	6%	2,622
Expensed, previously capitalised exploration expenditure	674	941	(28%)	124	1,660	1,447	15%	306
Capitalised share of current period's exploration activity	(1,348)	(1,948)	31%	(248)	(4,569)	(4,188)	(9%)	(841)

Exploration expenses	4,500	4,011	12%	829	11,333	10,650	6%	2,087

A total of 18 exploration and appraisal wells were completed in the fourth quarter of 2007, four on the NCS and 14 internationally. Five wells were confirmed discoveries. The number of exploration wells completed in the fourth quarter of 2006 was 17. In addition, one exploration extension well was completed. Drilling in 16 appraisal and exploration wells and two exploration extension wells was ongoing at the end of 2007.

In 2007, a total of 71 exploration and appraisal wells were completed, 24 on the NCS and 47 internationally. Two exploration extension wells were completed in the same period. Thirty-four of the exploration and appraisal wells were confirmed discoveries, 16 on the NCS and 18 internationally. Both exploration extension wells were discoveries. The number of exploration and appraisal wells completed in 2006 were 73. Five exploration extension wells were completed in 2006.

Proved reserves at the end of 2007 were 6,010 mmboe, compared to 6,101 mmboe at the end of 2006, a decrease of 91 mmboe. In 2007, 542 mmboe were added through revisions, extensions and discoveries, compared to additions of 383 mmboe in 2006, also through revisions, extensions and discoveries.

The reserve replacement ratio was 86% in 2007, compared to 61% in 2006, while the average three-year replacement ratio, including the effects of sales and purchases, was 81% at the end of 2007, compared to 76% at the end of 2006.

Production cost per boe was NOK 44.1 for the 12 months ended 31 December 2007, compared to NOK 28.4 for the 12 months ended 31 December 2006. (8)

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 31 December 2007 was NOK 44.3 per boe, compared to NOK 28.1 per boe for the 12 months ended 31 December 2006. (9) Normalised production cost is defined as a non-GAAP financial measure. (2)

The production cost per boe, both actual and normalised, has increased significantly, mainly due to restructuring costs, start-up of new fields, increased maintenance cost and general industry cost pressure.

Adjusted for restructuring costs and other costs arising from the merger, the production cost per boe for the 12 months ended 31 December 2007 was NOK 35.7. This amount includes NOK 2.5 related to purchase of gas for reinjection.

Net financial items amounted to a loss of NOK 0.7 billion in the fourth quarter of 2007, compared to an income of NOK 3.1 billion in the fourth quarter of 2006. Net financial items in 2007 amounted to an income of NOK 9.6 billion, compared to an income of NOK 5.1 billion in 2006.

The loss in the fourth quarter of 2007 was mainly related to unrealised currency losses on internal USD loans given from a Euro functional currency subsidiary company of NOK 1.3 billion, due to a weakening US dollar versus Euro. Offsetting translation effects have been recorded directly against equity.

The net financial income for 2007 was mainly due to currency gains related to our NOK hedging transactions (for tax and dividend payments) NOK 8.5 billion and unrealised currency gains related to long term funding, including financial lease of NOK 5.9 billion, as a result of a weakening US dollar versus Norwegian kroner. These effects were partly offset by a currency loss NOK 6.4 billion related to internal loans, due to weakening of the US dollar versus Euro. Offsetting translation effects have been recorded directly against equity.

Exchange rates	31.12.2007	30.09.2007	31.12.2006	30.09.2006	31.12.2005

USDNOK	5.41	5.44	6.26	6.50	6.77

Income taxes in the fourth quarter of 2007 were NOK 23.9 billion, equivalent to a tax rate of 79.4%. Income taxes in the fourth quarter of 2006 were NOK 23.3 billion equivalent to a tax rate of 60.8%. Adjusted for the non-recurring NOK 2.0 billion reduction of deferred tax liabilities relating to new tax rules for allocation of financial items with respect to the Norwegian Continental Shelf (NCS) and temporary differences in intercompany transactions, the tax rate for the fourth quarter of 2006 was 66.0%, compared to 79.4% in the fourth quarter of 2007. The tax rate increased in the fourth quarter of 2007 compared to the adjusted tax rate for the fourth quarter of 2006, mainly due to relatively higher operating income from the NCS, which is subject to higher taxation than the average tax rate and negative operating income outside the NCS and negative net financial items which are subject to lower taxation than the average tax rate.

Income taxes in 2007 amounted to NOK 102.2 billion, with a corresponding tax rate of 69.6%, compared to income taxes in 2006 of NOK 119.4 billion, with a corresponding tax rate of 69.7%. Adjusted for the one-time tax benefits described above, the tax rate in 2006 was 70.9%. The tax rate in 2007 was lower than the adjusted tax rate in 2006, mainly due to higher net financial income and increased effect of uplift deduction on the NCS. The lower tax rate in 2007 was partly offset by relatively lower income outside the NCS, which is subject to lower taxation than the average tax rate.

Health, safety and the environment (HSE)

The total recordable injury frequency and the serious incident frequency improved in the fourth quarter of 2007 compared to the fourth quarter of 2006.

On 12 December 2007 we experienced an accidental oil spill when approximately 4,400 standard cubic metres of oil was pumped out into the sea after a parting of the loading hose connecting the shuttle tanker to the offshore loading system at the Statfjord A installation.

There were no fatalities in the fourth quarter of 2007.

The serious incident frequency is improved from 2.2 in 2006 to 2.1 in 2007. Although the trend is positive, the company needs to have a continued high focus on risk management and activity planning in order to achieve improved HSE results.

The total recordable injury frequency is improved from 6.0 in 2006 to 5.0 in 2007.
	Fourth quarter		Twelve months ended 31 December
HSE	2007	2006	2007	2006
Total recordable injury frequency	4.7	5.1	5.0	6.0
Serious incident frequency	2.3	2.4	2.1	2.2
Accidental oil spills (number)	88	94	387	365
Accidental oil spills (volume. scm)	4,458	31	4,989	181

Important events

• On 14 November we announced a major gas discovery in Azerbaijan's Shah Deniz field that confirms the resource potential for the second stage development of the field.
• During oil offloading from the Statfjord A platform in the North Sea, approximately 4,400 standard cubic metres of crude oil were spilled into the sea on 12 December. An internal investigation team established after the oil spill has submitted a report to the Petroleum Safety Authority Norway on 8 February.
• On 13 December the Board of Directors sanctioned the Leismer demonstration project, the first phase of a long term development plan for our Canadian oil sands unit with an expected capacity of 20 mboe per day.
• On 18 December we announced that we will take over the operatorship for the newly acquired UK heavy oil fields Mariner, Mariner East and Bressay from Chevron as of 14 December.
• On 27 December the operator Total announced that Pazflor in Angola Block 17 is ready for development.
• On 29 December StatoilHydro entered into an agreement to sell all of the former Spinnaker assets in the shelf of the US Gulf of Mexico to Mariner Energy, Inc. for a cash consideration of USD 243 million.
• Production started from the Tordis sub sea separator in December 2007. This is the world's first subsea solution for separating and injecting water and sand from the wellstream.
• The Njord field in the Norwegian Sea started gas export in December 2007, thereby entering a new phase where it is producing both natural gas and crude oil.
• The Kizomba C development in block 15 off the Angolan coast started production from the Mondo field on 1 January 2008.
• On 9 January 2008 we entered into an agreement on the sale of the wholly-owned subsidiary IS Partner A/S, and information systems services provider to EDB Business Partner ASA. The agreed selling price is NOK 1.192 million at a net debt-free basis.
• On 18 January, the plan for development and operation (PDO) of Yttergryta was submitted to the Norwegian Ministry of Petroleum and Energy, only six months after the discovery was made. The gas field is located 33 kilometres east of Åsgard B in the Norwegian Sea.
• Kvitebjørn came back on stream on 18 January, after the pipeline from Kvitebjørn to Kollsnes was shifted out of position and damaged by a ship's anchor in the autumn of 2007, and is now producing at capacity.
• The corporate assembly of StatoilHydro elected Svein Rennemo as new chair of the Board of Directors on 30 January. Mr. Rennemo is currently CEO of PGS and will leave that position on 1 April. To avoid any conflict of interest he will join the Board of Directors of StatoilHydro after that date. Marit Arnstad will continue to act as Chair of the Board until Mr Rennemo takes office.
• StatoilHydro was the high bidder on 16 leases, of which 14 were joint bids with ENI Petroleum, in the Chukchi Sea Lease Sale 193 in Alaska announced on 6 February. StatoilHydro will be the operator of all 16 leases.
• On 11 February StatoilHydro was offered interests in 12 production licences in the Awards of Predefined Areas 2007 (APA 2007) on the NCS. The company will be the operator of nine of the licences.
• The StatoilHydro operated Volve field in the North Sea came on stream on 12 February. StatoilHydro has a 59.6% interest in the field.
• StatoilHydro submitted a PDO for Morvin to the Ministry of Petroleum and Energy on 15 February.
• We announced a discovery at the M-prospect nearby the Grane field on 20 February.

Oslo, 26 February 2008
Board of Directors

E&P NORWAY

	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

IFRS income statement

Total revenues and other income	53,178	43,438	22%	9,792	179,244	179,199	0%	33,004

Operating, general and administrative expenses	12,753	5,242	143%	2,348	29,426	19,641	50%	5,418
Depreciation, amortisation and impairment	6,384	5,850	9%	1,175	23,030	20,938	10%	4,240
Exploration expenses	1,453	885	64%	268	3,638	3,480	5%	670

Total expenses	20,590	11,977	72%	3,791	56,094	44,059	27%	10,328

Net operating income	32,588	31,461	4%	6,000	123,150	135,140	(9%)	22,675

Operational data
Oil price (USD/bbl)*	85.6	58.7	46%		70.9	63.6	11%

Liftings:
Oil (1,000 bbl/day)*	819	824	(1%)		831	856	(3%)
Natural gas (1,000 boe/day)	652	652	(0%)		599	610	(2%)
Total oil and natural gas liftings (1,000 boe/day)	1,471	1,476	(0%)		1,430	1,467	(3%)

Production:
Entitlement oil (1,000 bbl/day)	843	870	(3%)		818	864	(5%)
Entitlement natural gas (1,000 boe/day)	652	652	(0%)		599	610	(2%)
Total entitlement oil and natural gas production (1,000 boe/day)	1,495	1,522	(2%)		1,417	1,474	(4%)

Net operating income for E&P Norway in the fourth quarter of 2007 was NOK 32.6 billion, NOK 1.1 billion higher than in the fourth quarter of 2006. There was a 24% increase in the segment oil price measured in NOK, which contributed positively with NOK 7.2 billion, and an increase in the transfer price of natural gas by 3%, which contributed positively with NOK 0.5 billion and an increase in other income by NOK 2.3 billion, mainly due to a change in fair value of derivatives and higher processing income. These changes were partly offset by NOK 7.5 billion in higher operating expenses, mainly due to NOK 5.5 billion in restructuring and other costs arising from the merger in the fourth quarter 2007 and higher operation and maintenance cost of NOK 0.5 billion, well maintenance cost of NOK 0.3 billion and NOx fees amounting to NOK 0.3 billion. Furthermore, exploration expenses increased by NOK 0.6 billion and depreciation increased by NOK 0.5 billion, mainly due to higher depreciation of asset retirement costs.

In 2007, net operating income was NOK 123.2 billion, compared to NOK 135.1 billion in 2006. The NOK 11.9 billion decrease in 2007 was mainly due to NOK 5.5 billion in restructuring and other costs arising from the merger in the fourth quarter of 2007, higher operating costs of NOK 3.2 billion mainly due to higher operation and maintenance costs and well maintenance, increased depreciation, mainly due to higher asset retirement costs, which contributed NOK 2.1 billion to the decrease, an increase in other operating expenses of NOK 1.0 billion and processing and transportation costs increasing by NOK 0.4 billion in 2007. Moreover, lifted volumes of oil decreased by 3%, contributing NOK 3.8 billion to the decrease, and a 2% decrease in lifted volumes of natural gas also contributing NOK 0.9 billion to the decrease. The decrease was partly offset by a 2% increase in the segment oil price measured in NOK, which contributed positively with NOK 1.3 billion, and a 2% increase in the transfer price of natural gas, which contributed positively with NOK 1.1 billion. In addition, other income increased by NOK 2.4 billion due to changes in fair values of derivatives and higher processing income and administrative expences decreased by NOK 0.1 billion.

Average daily lifting of oil was 819 thousand barrels (mbbl) per day in the fourth quarter of 2007 compared to 824 mbbl per day in the fourth quarter of 2006. In 2007 average daily lifting of oil was 831 mbbl per day compared to 856 mbbl per day in 2006.

Average daily oil production was 843 mbbl per day in the fourth quarter of 2007 compared to 870 mbbl per day in the fourth quarter of 2006. Average daily oil production in 2007 was 818 mbbl per day compared to 864 mbbl per day in 2006.

The reduced production in both periods was largely attributable to the shut down of production on the Kvitebjørn field from 1 May 2007 to enable safe drilling operation, as well as a natural decline on the Oseberg field. Kvitebjørn is currently producing at full capacity but is planned to be shut down again for approximately three months from late June to allow for repair works on the damaged gas export pipeline. The reduction in production was partly offset by increased production from the Kristin field, which has now reached plateau.

Average daily gas production was 652 mboe per day in both the fourth quarter of 2007 and the fourth quarter of 2006. A decrease in production in the fourth quarter of 2007, mainly related to the Kvitebjørn field as described above, was offset mainly by increased production from the Ormen Lange field and the Troll Gas field.

In 2007 average daily gas production was 599 mboe, compared to 610 mboe in 2006.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 1.9 billion in the fourth quarter of 2007, compared to NOK 1.2 billion in the fourth quarter of 2006. In 2007 exploration expenditure was NOK 5.7 billion, compared to NOK 4.6 billion in 2006. The increase in exploration expenditure from 2006 to 2007 is mainly due to increased drilling costs and seismic activity, as well as early phase concept studies.

Exploration expenses were NOK 1.5 billion in the fourth quarter of 2007, compared to NOK 0.9 billion in the fourth quarter of 2006. Exploration expenses in 2007 were NOK 3.6 billion compared to NOK 3.5 billion in 2006.

In the fourth quarter of 2007, StatoilHydro participated in the drilling and completion of four exploration and appraisal wells, of which one was a discovery. Oil was discovered in the PL265 Ragnarrock 2 well. In the fourth quarter of 2006 four exploration and appraisal wells and one exploration extension were completed, of which two exploration and appraisal wells and the exploration extension well were discoveries. Drilling of five exploration and two exploration extension wells was ongoing at the end of the fourth quarter of 2007. Four exploration wells have been completed after 31 December 2007 with three discoveries and one dry well. Gas was discovered in Marulk and Gamma in the Norwegian Sea, while oil was discovered in the M-structure close to the Grane field. In addition oil was discovered in an exploration extension on C-Øst in the Fram area.

In 2007, 24 exploration and appraisal wells and two exploration extension wells were completed. Of these, 16 exploration and appraisal wells and both exploration extension wells resulted in discoveries. In 2006, 18 exploration and appraisal wells and five exploration extension wells were completed, of which eight appraisal and exploration wells and two exploration extension wells were discoveries.

Production from the Tordis Sub Sea separator started in December 2007. The world's first complete subsea solution for separating and injecting water and sand from the wellstream is on stream at the Tordis field.

The Njord field in the Norwegian Sea started gas export in December 2007. Njord has thereby entered a new phase, producing both natural gas and crude oil.

INTERNATIONAL E&P

	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

IFRS income statement

Total revenues and other income	12,274	7,571	62%	2,260	41,601	32,602	28%	7,660

Operating, general and administrative expenses	3,636	2,007	81%	669	10,642	7,145	49%	1,959
Depreciation, amortisation and impairment	3,356	5,788	(42%)	618	11,103	14,370	(23%)	2,044
Exploration expenses	3,047	3,126	(3%)	561	7,695	7,170	7%	1,417

Total expenses	10,039	10,921	(8%)	1,848	29,440	28,685	3%	5,421

Net operating income	2,235	(3,350)	167%	412	12,161	3,917	210%	2,239

Operational data
Oil price (USD/bbl)	87.3	56.0	56%		69.1	60.9	13%

Liftings:
Oil (1,000 bbl/day)	255	198	29%		250	191	31%
Natural gas (1,000 boe/day)	60	32	89%		55	40	37%
Total oil and natural gas liftings (1,000 boe/day)	314	229	37%		305	232	32%

Production:
Entitlement oil (1,000 bbl/day)	263	195	35%		252	194	30%
Entitlement natural gas (1,000 boe/day)	60	31	94%		55	40	37%
Total entitlement oil and natural gas production (1,000 boe/day)	323	226	43%		307	234	31%

Net operating income for International E&P was NOK 2.2 billion in the fourth quarter of 2007 compared to a loss of NOK 3.4 billion in the fourth quarter of 2006. The increase was mainly due to a 37% increase in lifted volumes, which contributed positively with NOK 2.8 billion, a 32% increase in realised oil prices in NOK, which contributed positively with NOK 2.7 billion, and a NOK 2.4 billion decrease in depreciation, amortisation and impairment expenses. The impairment of US Gulf of Mexico (GoM) shallow water fields and Front Runner amounted to NOK 3.1 billion in the fourth quarter 2006, and was partly offset with impairments of Lufeng, Front Runner, Thunder Hawk and GoM shallow water fields in the fourth quarter of 2007 of NOK 0.8 billion. The total increase in net operating income was partly offset by a NOK 1.6 billion increase in operating, general and administrative expenses, of which restructuring and other costs arising from the merger contributed NOK 1.3 billion, as well as a 51% decrease in realised gas prices in NOK, which contributed negatively with NOK 1 billion.

Net operating income in 2007 was NOK 12.2 billion compared to NOK 3.9 billion in 2006. The increase was mainly related to a 32% increase in lifted volumes, which contributed positively with NOK 9.8 billion, a 4% increase in realised oil prices in NOK, which contributed positively with NOK 1.3 billion, and a NOK 3.3 billion decrease in depreciation, amortisation and impairment expenses. The impairments of GoM shallow water fields and Front Runner amounted to NOK 4.9 billion in 2006 and was partly offset with impairments of Lufeng, Front Runner, Thunder Hawk and GoM shallow water fields in 2007 of NOK 1.2 billion. The total increase was partly offset by a 29% decrease in the realised gas price measured in NOK, which contributed to a decrease of NOK 1.5 billion, a NOK 3.5 billion increase in operating, general and administrative expenses of which restructuring and other costs arising from the merger mounted to NOK 1.3 billion, and a NOK 0.5 billion increase in exploration expenses.

Average daily lifting of oil increased from 198 mbbl per day in the fourth quarter of 2006 to 255 mbbl per day in the fourth quarter of 2007. In 2007 average daily lifting of oil increased to 250 mbbl per day, compared to 191 mbbl per day in 2006.

Average daily entitlement production of oil increased from 195 mbbl per day in the fourth quarter of 2006 to 263 mbbl per day in the fourth quarter of 2007. The average daily oil production in 2007 was 252 mbbl per day, compared to 194 mbbl per day in 2006.

The increase in oil production from the fourth quarter of 2006 to the fourth quarter of 2007 was mainly related to start-up of new fields such as Dalia and Rosa in Angola Block 17, Shah Deniz and the East Azeri part of the ACG development in Azerbaijan and increased production from Terra Nova in Canada, which was shut down for most of 2006. These increases were partly offset by decreased entitlement production from Kizomba A and B in Angola Block 15 and Girassol/Jasmim in Angola Block 17 due to PSA effects.

Average daily entitlement gas production was 60 mboe per day in the fourth quarter of 2007, compared to 31 mboe per day in the fourth quarter of 2006. During 2007 average daily gas production was 55 mboe per day, compared to 40 mboe in 2006. The increase in gas production from the fourth quarter of 2006 to the fourth quarter of 2007 was mainly attributable to the commencement of gas production on Shah Deniz in Azerbaijan, which initially came on stream late in 2006, and start up of new gas fields in the GoM in the third and fourth quarters of 2007 (Q, Spiderman, San Jacinto). The increase was partly offset by decreased production on GoM shelf fields.

Average daily equity (10) production of oil and gas was 422 mboe per day in 2007, compared to 304 mmboe in 2006.

Exploration expenditure (including capitalised exploration expenditure) was NOK 3.3 billion in the fourth quarter of 2007, compared to NOK 3.8 billion in the fourth quarter of 2006. Exploration expenditure in 2007 was NOK 8.5 billion, compared to NOK 8.8 billion in 2006.

Exploration expenses were NOK 3.0 billion in the fourth quarter of 2007, compared to NOK 3.1 billion in the corresponding period of 2006. Exploration expenses in 2007 were NOK 7.7 billion, compared to NOK 7.2 billion in 2006. Increased exploration expense between years was mainly related to higher expensed exploration capitalised in earlier years, partly offset by a decrease in annual exploration expenditure.

In the fourth quarter of 2007, 14 exploration and appraisal wells were completed internationally, of which four were discoveries. Gas discoveries were made in the Hassi Mouina TNK 1 well in Algeria and the Shah Deniz sidetrack well in Azerbaijan. Oil discoveries were made in the Portia 1 well in Angola block 31 and the Tonga well in the Gulf of Mexico. In the fourth quarter of 2006, 13 wells were completed internationally, of which three were discoveries. Drilling in 11 additional wells was ongoing at the end of the fourth quarter of 2007. In January 2008 the operator Chevron announced the Big Foot exploration well and sidetrack as a discovery.

In 2007, 47 wells were completed internationally, of which 18 were discoveries and 14 remain under evaluation. In 2006, 55 wells were completed, of which 24 were discoveries.

On 14 November, we announced a major gas discovery in Azerbaijan's Shah Deniz field that confirms the resource potential for the second stage development of this field.

On 27 November, we announced that we had bid successfully on two blocks offshore Brazil with a 50% stake. The blocks, numbered CM529 and CM530, are located in a sea depth of around 100 metres, adjacent to the Peregrino field in the Campos basin in which we already hold a 50% interest. The awards includes a commitment for one well.

On 13 December, we announced that the Leismer Steam Assisted Gravity Drainage Demonstration Project, the first phase of a long term development plan for our Canadian oil sands unit with an expected capacity of 20 mboe per day, was sanctioned by the Board of Directors of the Company.

On 18 December, we announced that the company will take over the operatorship for the newly acquired UK heavy oil fields Mariner, Mariner East and Bressay from Chevron as of 14 December. Our interest in these fields are 44.44%, 62.00% and 81.625% respectively.

On 27 December the operator Total announced that the Pazflor field, in Angola Block 17, is ready for development. The development will include an FPSO with a process capacity of 200 mbbl barrels per day and 49 wells (25 producers and 24 injectors). Pazflor is the third stand-alone development of Block 17. We have a 23.33% interest in Angola Block 17.

On 9 January 2008, the operator Exxon Mobil Corporation announced that the Kizomba C development, in Angola Block 15, commenced production from the Mondo field. The production started as of 1 January. We have a 13.33% interest in the project.

On 6 February, we announced that the company had submitted the winning bid for 16 leases, of which 14 were joint bids with ENI Petroleum, in the Chukchi Sea Lease Sale 193 in Alaska. StatoilHydro will be the operator of all 16 leases. The area is considered a frontier area with no current production or infrastructure. The Chukchi Sea is located offshore Alaska northwest of Prudhoe Bay. The leases are located 60 kilometres north of the Burger gas discovery in the Chukchi Sea and we believe they constitute interesting prospects.

NATURAL GAS

	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

IFRS income statement

Total revenues and other income	19,053	26,959	(29%)	3,508	73,434	97,069	(24%)	13,521

Cost of goods sold	15,489	16,200	(4%)	2,852	56,650	61,342	(8%)	10,431
Operating, selling and administrative expenses	4,831	3,720	30%	890	13,377	12,609	6%	2,463
Depreciation, amortisation and impairment	525	488	8%	97	1,845	1,425	29%	340

Total expenses	20,845	20,408	2%	3,838	71,872	75,376	(5%)	13,234

Net operating income	(1,792)	6,551	(127%)	(330)	1,562	21,693	(93%)	288

Operational data
Natural gas sales (StatoilHydro equity) (bcm)	10.1	9.6	5%		34.8	35.9	(3%)
Natural gas sales (third-party volumes) (bcm)	1.1	1.3	(19%)		6.4	4.2	51%
Natural gas sales (bcm)	11.2	11.0	2%		41.2	40.2	3%
Natural gas price (NOK/scm)	1.83	2.05	(11%)		1.69	1.94	(13%)
Transfer price natural gas (NOK/scm)	1.53	1.48	3%		1.39	1.35	2%
Regularity at delivery point	100%	100%	0%		100%	100%	0%

Net operating income in the fourth quarter of 2007 was a loss of NOK 1.8 billion, compared to income of NOK 6.6 billion in the fourth quarter of 2006. The decrease of NOK 8.3 billion was mainly due to a 11% reduction in prices of piped natural gas, reducing income by NOK 2.2 billion, and negative changes in fair value of derivatives amounting to NOK 4.6 billion. Other factors contributing to the decreased result were merger and restructuring costs of NOK 1.3 billion split between NOK 0.7 billion in operating, sales and administration costs and NOK 0.6 billion in reduced revenues.

Net operating income for 2007 was NOK 1.6 billion, compared to NOK 21.7 billion in 2006. The decrease of NOK 20.1 billion was mainly due to a 13% decrease in prices for piped natural gas, which reduced income by NOK 9.5 billion, and negative changes in fair value of derivatives amounting to NOK 10.3 billion.

Natural gas sales for the fourth quarter of 2007 were 11.2 billion standard cubic metres (scm), compared to 11 billion scm in the fourth quarter of 2006, an increase of 2%. Of the total gas sales in the fourth quarter of 2007, 10.1 billion scm was equity gas and 0.5 billion scm was SDFI's share of US piped gas. The sales of natural gas from the In Salah and Shah Deniz fields are reported by the International E&P segment.

In 2007, natural gas sales were 41.2 billion scm, including sales of third-party LNG, compared to 40.2 billion scm in 2006. Of the total gas sales in 2007, equity gas was 34.8 billion scm.

The average price for gas piped to Europe in the fourth quarter of 2007 was NOK 1.83 per scm (6.22 USD/mmbtu), compared to NOK 2.05 per scm (8.22 USD/mmbtu) in the fourth quarter of 2006, a decrease of 11%.

The cost of goods sold for the fourth quarter of 2007 decreased by NOK 0.7 billion compared to the fourth quarter of 2006, mainly due to reduced third party volumes. This was partly offset by an increase in the purchase price of entitlement gas. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.53 per scm in the fourth quarter of 2007, an increase of 3% compared to the fourth quarter of 2006 price of NOK 1.48 per scm. The transfer price for gas from E&P Norway was NOK 1.39 per scm in 2007, a 2% increase compared to 2006.

On 13 February 2008, StatoilHydro and the Swiss EGL Group signed an agreement to establish an equally-owned joint venture to develop, build and operate the Trans Adriatic Pipeline (TAP). The pipeline will link with the Turkish systems via Greece and run over to Italy into Western Europe. It will measure 520 kilometres and have a gas transport capacity of 10 billion scm annually, with the option to expand to 20 billion scm. The final investment decision is planned for in 2009 and TAP is expected to be operational at earliest from 2011, depending on gas shipment needs.

Naturkraft's gas fired power plant at Kårstø was officially opened on 1 November. This is Norway's first commercial gas fired power station. The power plant has a production capability of 3.5 Twh (Terrawatt-hours) which is approximately 3% of all production in Norway. Naturkraft is owned equally by StatoilHydro and Statkraft.

On 21 February the first vessel with a cargo of liquefied natural gas from the Snøhvit field arrived in the US. For the first time we are supplying gas from the NCS to the US in a cooled state by ship. This gives us increased flexibility in marketing gas globally. The plant at Melkøya is the first LNG production facility in Europe and will be a key component in StatoilHydro's focus on LNG, which constitutes the fastest growing gas market in the world. Due to start-up difficulties at Melkøya, LNG deliveries from Snøhvit are expected to be at approximately 60% of design capacity during 2008 and to increase above this level during 2009.

MANUFACTURING & MARKETING

	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

IFRS income statement

Total revenues and other income	117,212	96,341	22%	21,582	428,043	411,990	4%	78,815

Cost of goods sold	110,490	89,556	23%	20,344	401,804	383,362	5%	73,983
Operating, selling and administrative expenses	5,897	5,500	7%	1,086	19,630	19,068	3%	3,614
Depreciation, amortisation and impairment	1,459	888	64%	269	2,833	2,280	24%	522

Total expenses	117,846	95,944	23%	21,699	424,267	404,710	5%	78,119

Net operating income	(634)	397	(260%)	(117)	3,776	7,280	(48%)	695

Operational data
FCC margin (USD/bbl)	7.7	4.7	64%		8.4	7.1	18%
Contract price methanol (EUR/tonne)	380	395	(4%)		317	300	6%

Net operating income for Manufacturing & Marketing in the fourth quarter of 2007 was a loss of NOK 0.6 billion, compared to an income of NOK 0.4 billion in the fourth quarter of 2006. The difference was mainly due to increased pension costs of NOK 0.7 billion, mainly due to early retirement, a NOK 0.6 billion gain recognised in 2006 from sale of our retail business in Ireland, and impairment loss and provisions due to weak market conditions and restructuring of the retail business in Sweden representing an increase of NOK 0.5 billion compared to fourth quarter 2006.

In 2007, net operating income was NOK 3.8 billion, compared to NOK 7.3 billion in 2006. The difference was mainly due to increased pension costs of NOK 0.7 billion, negative currency effects of NOK 0.7 billion, lower trading results contributing NOK 0.6 billion, a gain of NOK 0.6 billion in 2006 from the sale of our retail business in Ireland, and impairment loss and provisions due to weak market conditions and restructuring of the retail business in Sweden contributing NOK 0.5 billion.

Oil sales, trading and supply net operating income in the fourth quarter of 2007 was NOK 0.4 billion, compared to a loss of NOK 0.1 billion in the fourth quarter of 2006. The increase was mainly due to positive changes in value of our inventory. In 2007, net operating income was NOK 1.3 billion, compared to NOK 2.2 billion in 2006. The decrease in 2007 was mainly due to NOK 0.7 billion in currency losses, lower trading results contributing NOK 0.6 billion compared to 2006 and deferred gain on inventories, which was partly offset by gains on operational storage.

Net operating income for Manufacturing was NOK 0.7 billion in the fourth quarter of 2007, compared to NOK 0.7 billion in the fourth quarter of 2006. In 2007 net operating income was NOK 3.3 billion, compared to NOK 4.4 billion in 2006. The decrease in 2007 was mainly due to lower regularity and higher operational costs due to turnaround activities. Lower USD exchange rate and lower capacity utilisation also contributed negatively.

Net operating income for Energy and Retail was a loss of NOK 1.0 billion in the fourth quarter of 2007, compared to a loss of NOK 0.2 billion in the fourth quarter of 2006. Net operating income in 2007 was NOK 0 billion, compared to NOK 0.6 billion in 2006. The decrease in both periods was mainly due to increased impairment loss and provisions due to weak market conditions and restructuring of our retail business in Sweden of NOK 0.6 billion in 2006 and NOK 1.1 billion in 2007 and a net gain of NOK 0.6 billion in 2006 related to the sale of our retail business in Ireland.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 93.9 billion in 2007, compared to NOK 88.6 billion in 2006. The increase in cash flows provided by operating activities of NOK 5.3 billion from 2006 to 2007 was mainly due to changes in working capital of NOK 12.4 billion, a decrease in non-current items related to operating activities of NOK 8.6 billion and a decrease in taxes paid of NOK 5.8 billion. These increases were partly offset by a decrease in cash flows from underlying operations of NOK 21.5 billion.

Cash flows used in investing activities were NOK 75.1 billion in 2007 compared to NOK 57.2 billion in 2006.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 75.0 billion 2007, as compared to NOK 64.3 billion in 2006.

	Fourth quarter				Twelve months ended 31 December
Gross investments	2007	2006		2007	2007	2006		2007
(in billions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

- E&P Norway	8.0	7.3	10%	1.5	31.1	29.2	6%	5.7
- International E&P	9.0	5.5	65%	1.7	36.2	28.9	25%	6.7
- Natural Gas	0.4	0.9	(63%)	0.1	2.1	3.2	(34%)	0.4
- Manufacturing & Marketing	1.6	1.3	24%	0.3	4.8	2.5	93%	0.9
- Other	0.2	0.2	(20%)	0.0	0.8	0.5	63%	0.1

Total gross investment	19.2	15.2	26%	3.5	75.0	64.3	17%	13.8

The difference between cash flows used in investing activities and gross investments in 2007 was mainly related to effects of changes in long-term loans granted and other long-term items offset by proceeds from sales of assets. In addition to the investments included in the table above, NOK 2.4 billion in LNG-related assets have been transferred from E&P Norway to the natural gas business area.

Reconciliation of cash flow to gross investments (in NOK billion)	Twelve months ended 31 December
	2007	2006

Cash flows to investments	75.1	57.2
NCS portfolio transactions	0.0	0.1
Capital leases	0.0	2.4
Proceeds from sales of assets	1.1	3.4
Other changes in long-term loans granted and liabilities joint-venture	-1.2	1.2

Gross investments	75.0	64.3

Cash flows used in financing activities in 2007 amounted to NOK 7.9 billion, compared to NOK 31.4 billion in 2006. The decrease in cash flows used in financing activities was mainly related to settlement of the demerger balance with Hydro 1 October 2007, partly offset by increased dividends paid in 2007 compared with 2006. Cash flows used in financing activities in 2007 includes a dividend paid to shareholders of NOK 25.7 billion related to the annual accounts in 2006, while the dividend paid to shareholders in 2006 was NOK 17.8 billion (Statoil only).

New long-term borrowings at 31 December 2007 were NOK 1.7 billion, compared to NOK 0.1 billion at 31 December 2006. Repayment of long-term debt at 31 December 2007 was NOK 2.9 billion compared to NOK 2.3 billion at 31 December 2006.

Gross financial liabilities were NOK 50.5 billion at the end of the fourth quarter of 2007, compared to NOK 54.8 billion at the end of the fourth quarter of 2006. The decrease was mainly related to a decrease of non-current financial liabilities of NOK 4.8 billion, due to the weakening of the USD in relation to the NOK during 2007.

Net non-current financial liabilities (11) were NOK 25.5 billion at 31 December 2007, compared to NOK 43.8 billion at 31 December 2006.

The decrease in net non-current financial liabilities from the fourth quarter of 2006 to the fourth quarter of 2007 was mainly related to an increase in liquid assets of NOK 13.1 billion, in combination with a decrease of gross non-current financial liabilities of NOK 4.8 billion, due to the weakening of the USD in relation to the NOK during 2007.

Net debt to capital employed ratio was 12.4% as of 31 December 2007, compared to 20.5% as of 31 December 2006. The decrease in the net debt to capital employed ratio was mainly related to a decrease in net interest-bearing debt.

In the calculation of net interest-bearing debt, StatoilHydro makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see - Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and current financial investments were NOK 21.6 billion at 31 December 2007, compared to NOK 8.6 billion at 31 December 2006. The increase in liquid assets was mainly due to higher average oil price in 2007 compared to 2006, offset by the weakening of the USD in relation to the NOK. The average oil price increased from USD 63.2 per barrel in 2006 to USD 70.5 per barrel in 2007. Cash and cash equivalents were NOK 18.3 billion at 31 December 2007, compared to NOK 7.5 billion at 31 December 2006. Current financial investments amounted to NOK 3.4 billion at 31 December 2007, compared to NOK 1.0 billion at 31 December 2006.

Current items (total current assets less current liabilities) were reduced by NOK 10.9 billion from positive current items of NOK 11.3 billion at 31 December 2006 to positive current items of NOK 0.4 billion at 31 December 2007. The change in current items was mainly due to an increase in current liabilities, such as accounts payable of NOK 3.7 billion, accounts payable related parties NOK 5.4 billion, taxes payable of NOK 3.8 billion and derivative financial instruments. These factors were partly offset by an increase in current financial investments of NOK 2.3 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

StatoilHydro is subject to SEC regulations regarding the use of "non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in StatoilHydro's 2006 Annual Report on Form 20-F/A.

The following financial measures may be considered non-GAAP financial measures:

  Return on average capital employed (ROACE)
  Normalised production cost per barrel
  Net debt to capital employed ratio

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	Twelvemonths ended 31 December	Twelve months ended 31 December
(in NOK million, except percentages)	2007	2006

Net income for the last 12 months	44,641	51,847
After-tax net financial items for the last 12 months	(7,157)	(5,072)

Net income adjusted for financial items after tax (A1)	37,484	46,775

Adjustment for restructuring costs and other costs arising from the merger	4,212	0

Net income adjusted for restructuring costs and other costs arising from the merger (A2)	41,696	46,775

Calculated average capital employed:
Average capital employed before adjustments (B1)	211,806	206,100
Average capital employed (B2)	208,857	204,408

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	17.7%	22.7%
Calculated ROACE based on average capital employed (A1/B2)	17.9%	22.9%
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	19.9%	22.9%

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Our production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe. (8)

	Twelve months ended 31 December	Twelve months ended 31 December
Production cost per boe	2007	2006
Total production costs last 12 months (in NOK million)	27,776	17,675
Produced volumes last 12 months (million boe)	629	623
Average USDNOK exchange rate last 12 months	5.86	6.41

Production cost (USD/boe)	7.70	4.44

Calculated production cost (NOK/boe)	44.1	28.4

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	27,776	17,675
Production costs last 12 months International E&P (in USD million)	662	498
Normalised exchange rate (USDNOK)	6.00	6.00
Production costs last 12 months International E&P normalised at USDNOK 6.00	3,972	2,987
Production costs last 12 months E&P Norway (in NOK million)	23,919	14,488
Total production costs last 12 months in NOK million (normalised)	27,891	17,475

Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	44.3	28.1

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian State is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	31 December
(in NOK million)	2007	2006

Total shareholders' equity	177,275	167,833
Minority interest	1,792	1,574

Total equity and minority interest (A)	179,067	169,407

Short-term debt	6,166	5,557
Long-term debt	44,373	49,215

Gross interest-bearing debt	50,539	54,772

Cash and cash equivalents	(18,264)	(7,518)
Current financial investments	(3,359)	(1,032)

Cash and cash equivalents and current financial investments	(21,623)	(8,550)

Net debt before adjustments (B1)	28,916	46,222

Other interest-bearing elements	-	-
Marketing instruction adjustment	(1,434)	-
Adjustment for project loan	(2,020)	(2,443)

Net interest-bearing debt (B2)	25,461	43,779

Normalisation for cash-build up before tax payment (50% of tax payment)	-	-

Net interest-bearing debt (B3)	25,461	43,779

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	207,983	215,629
Capital employed before normalisation for cash build-up for tax payment (A+B2)	204,528	213,186
Capital employed (A+B3)	204,528	213,186

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(A+B1))	13.9%	21.4%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	12.4%	20.5%
Net debt to capital employed (B3/(A+B3))	12.4%	20.5%

End Notes

  After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed. StatoilHydro's fourth quarter 2007 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.
  Reported dividends are ordinary and special dividends paid by the parent company, currently known as StatoilHydro ASA, formerly named Statoil ASA.
  The group's average oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  FCC: fluid catalytic cracking.
  Oil volumes include condensate and NGL, exclusive of royalty oil.
  Lifting of oil corresponds to sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 8. For normalisation of production cost, see table under Production cost.
  By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. For purposes of measuring StatoilHydro's performance against the 2007 guidance for normalised production cost, a USDNOK exchange rate of 6.00 is used.
  Equity volumes represent produced volumes under a PSA contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of April and October each year.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected start-up dates for projects and expected production and capacity of projects; expected dates for deliveries of oil and gas; expected operatorships and expected dates of operatorship transitions; expected synergies from the merger; plans for payment of dividends; and expectations regarding the outcome of legal and arbitration proceedings are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

CONSOLIDATED STATEMENTS OF INCOME - IFRS

4th quarter 2007

CONSOLIDATED STATEMENTS OF INCOME - IFRS
	For the three months		For the year
	ended 31 December		ended 31 December
(in NOK million)	2007	2006	2007	2006

REVENUES AND OTHER INCOME
Revenues	145,878	126,485	521,665	518,960
Net income (loss) from equity accounted investments	8	189	609	679
Other income	262	650	523	1,843

Total revenues and other income	146,148	127,324	522,797	521,482

OPERATING EXPENSES
Cost of goods sold	(69,378)	(59,621)	(260,396)	(249,593)
Operating expenses	(22,724)	(12,598)	(60,318)	(44,801)
Selling, general and administrative expenses	(6,830)	(2,805)	(14,174)	(10,824)
Depreciation, amortisation and impairment	(11,869)	(13,136)	(39,372)	(39,450)
Exploration expenses	(4,500)	(4,011)	(11,333)	(10,650)

Total operating expenses	(115,301)	(92,171)	(385,593)	(355,318)

Net operating income	30,847	35,153	137,204	166,164

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(987)	2,977	10,043	4,457
Interest income and other financial items	618	1,075	2,305	3,675
Interest and other finance expenses	(314)	(904)	(2,741)	(3,060)

Net financial items	(683)	3,148	9,607	5,072

Income before tax	30,164	38,301	146,811	171,236

Income tax	(23,944)	(23,272)	(102,170)	(119,389)

Net income	6,220	15,029	44,641	51,847

Attributable to:
Equity holders of the parent company	6,146	14,936	44,096	51,117
Minority interest	74	93	545	730
	6,220	15,029	44,641	51,847

Earnings per share for income attributable to equity holders of the company - basic and diluted	1.93	4.65	13.80	15.82

Dividend declared per ordinary share *	-	-	9.12	8.20

Weighted average number of ordinary shares outstanding	3,186,607,338	3,211,191,445	3,195,866,843	3,230,849,707
* Dividend declared per ordinary share in 2006 includes only dividend payment from former Statoil. In addition comes dividend payment of NOK 6.1 billion from Norsk Hydro ASA in 2007.

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - IFRS

	At 31 December	At 31 December
(in NOK million)	2007	2006

ASSETS
Non-current assets
Property, plant and equipment	278,352	272,163
Intangible assets	44,850	31,205
Equity accounted investments	8,421	8,556
Deferred tax assets	793	808
Pension assets	1,622	1,113
Financial investments	15,266	14,012
Derivative financial instruments	609	450
Financial receivables	3,515	4,341

Total non-current assets	353,428	332,648

Current assets
Inventories	17,696	15,256
Trade and other receivables	69,378	62,359
Norsk Hydro ASA merger balance	0	18,687
Derivative financial instruments	21,093	21,323
Financial investments	3,359	1,032
Cash and cash equivalents	18,264	7,518

Total current assets	129,790	126,175

TOTAL ASSETS	483,218	458,823

EQUITY AND LIABILITIES
Equity
Share capital	7,972	8,022
Treasury shares	(6)	(54)
Additional paid-in capital	41,370	44,684
Additional paid-in capital related to treasury shares	(359)	(3,605)
Retained earnings	140,909	122,153
Other reserves	(12,611)	(3,367)

Total shareholders' equity	177,275	167,833

Minority interest	1,792	1,574

Total equity	179,067	169,407

Non-current liabilities
Financial liabilities	44,373	49,215
Derivative financial instruments	1	66
Deferred tax liabilities	67,477	72,084
Pension liabilities	19,092	11,028
Provisions	43,845	42,173

Total non-current liabilities	174,788	174,566

Current liabilities
Trade and other payables	64,624	55,595
Income taxes payable	50,941	47,149
Financial liabilities	6,166	5,557
Derivative financial instruments	7,632	6,549

Total current liabilities	129,363	114,850

Total liabilities	304,651	289,416

TOTAL EQUITY AND LIABILITIES	483,218	458,823

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE - IFRS

	For the three months ended 31 December		For the year ended 31 December
(in NOK million)	2007	2006	2007	2006

Foreign currency translation differences	2,187	(3,360)	(9,858)	(3,817)
Actuarial gains (losses) on employee retirement benefit plans	119	(4,731)	74	(3,032)
Change in fair value of available for sale financial assets	887	165	1,039	(524)
Change in fair value of available for sale financial assets transferred to the Consolidated Statements of Income	0	0	(113)	0
Income tax on income and expense recognised directly in equity	(168)	2,519	(175)	2,321

Income and expense recognised directly in equity	3,025	(5,407)	(9,033)	(5,052)
Net income for the period	6,220	15,029	44,641	51,847

Total recognised income and expense for the period	9,245	9,622	35,608	46,795

Attributable to:
Equity holders of the parent company	9,171	9,529	35,063	46,065
Minority interest	74	93	545	730
	9,245	9,622	35,608	46,795

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - IFRS

	For the year ended 31 December
(in NOK million)	2007	2006

OPERATING ACTIVITIES
Income before tax	146,811	171,236
Adjustments to reconcile income before tax to net cash flows provided by operating activities:
Depreciation, amortisation and impairment	39,372	39,450
Exploration expenditures written off	1,660	1,447
(Gains) losses on foreign currency transactions and balances	(559)	(1,197)
(Gains) losses on sales of assets and other items	(188)	(2,371)

Changes in working capital (other than cash and cash equivalents):
(Increase) decrease in inventories	(2,434)	(2,850)
(Increase) decrease in trade and other receivables	(6,493)	1,060
(Increase) decrease in net current financial derivative instruments	1,307	(12,450)
Increase (decrease) current financial investments	(2,327)	5,810
Increase (decrease) in trade and other payables	10,447	(3,496)

Taxes paid	(102,422)	(108,174)
(Increase) decrease in non-current items related to operating activities	8,752	128

Cash flows provided by operating activities	93,926	88,593

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(11,994)	0
Additions to property, plant and equipment	(51,791)	(45,177)
Exploration expenditures capitalised	(4,569)	(4,188)
Changes in other intangibles	(7,186)	(10,507)
Change in long-term loans granted and other long-term items	(652)	(726)
Proceeds from sale of assets	1,080	3,423

Cash flows used in investing activities	(75,112)	(57,175)

FINANCING ACTIVITIES
New long-term borrowings	1,723	97
Repayment of long-term borrowings	(2,876)	(2,270)
Distribution to minority shareholders	(327)	(741)
Dividend paid	(25,694)	(17,756)
Treasury shares purchased	(217)	(1,012)
Norsk Hydro ASA merger balance	18,687	(10,025)
Net short-term borrowings, bank overdrafts and other	796	329

Cash flows used in financing activities	(7,908)	(31,378)

Net increase (decrease) in cash and cash equivalents	10,906	40

Effect of exchange rate changes on cash and cash equivalents	(160)	42
Cash and cash equivalents at the beginning of the period	7,518	7,436

Cash and cash equivalents at the end of the period	18,264	7,518

See notes to the consolidated financial statements.

1. ORGANISATION AND PRESENTATION

General information

StatoilHydro ASA was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

The merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum) was effective 1 October 2007 and the company's name changed to StatoilHydro ASA as of that date.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Statement of compliance

StatoilHydro ASA is applying International Financial Reporting Standards (IFRSs), as adopted by the EU and in compliance with IFRS as issued by the IASB, for the first time in its consolidated financial statements for the year ended 31 December 2007. These financial statements include comparative figures for the year ended 31 December 2006. A detailed description of the accounting policies used under IFRS is included in the Statoil document "Transition from accounting principles generally accepted in the United States (US GAAP) to International Financial Reporting Standards (IFRS)" dated 7 May 2007 (Statoil's transition document) that can be accessed from the Company's web site at www.statoilhydro.com. There have been no changes in accounting policies compared to Statoil's transition document. These consolidated interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting.

Basis of preparation

Given that both StatoilHydro ASA and Norsk Hydro ASA are under the control of the Norwegian State, the merger is accounted for as a transaction between entities under common control. As such, the transaction is outside the scope of IFRS 3 Business Combinations and is not directly addressed within the IFRS accounting literature. StatoilHydro has concluded that because this is a merger of entities under common control, the most meaningful portrayal for accounting purposes is to combine StatoilHydro and Hydro Petroleum using the historical cost basis (carrying amounts) of assets and liabilities, reflecting all financial reporting as if such combination had existed for all periods presented. Consistent with this accounting model, the financial statements of Hydro Petroleum have been adjusted to conform to the accounting policies of StatoilHydro.

For the purpose of calculating earnings per share for periods prior to fourth quarter 2007, weighted average number of ordinary shares outstanding has been set as the total of Statoil's weighted average number of ordinary shares outstanding and Hydro's weighted average number of outstanding shares multiplied by the number of Statoil ordinary shares that Hydro shareholders received for each Hydro share in connection with the merger.

The interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. These interim financial statements should be read in conjunction with Statoil's transition document and the annual report on Form 20-F/A 2006 which is prepared on the basis of US GAAP.

The financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the accounting policies footnote in the transition document.

Commercial factors affecting the financial statements

The Group is exposed to a number of underlying economic factors, such as crude oil prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition, the results of the Group are influenced, in each period, by the level of production which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2. EQUITY

						Other reserves
(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Minority interest	Total

At 1 January 2006	8,081	(60)	44,623	(96)	101,518	727	0	1,592	156,385
Net income for the period					51,117			730	51,847
Dividend paid					(17,756)				(17,756)
Cash distributions (to) from minority shareholders								(748)	(748)
Reduction of Share capital	(59)	59							0
Equity settled share based payments			61						61
Treasury shares purchased		(53)		(3,509)					(3,562)
Merger related adjustments					(11,768)				(11,768)
Foreign currency translation adjustments							(3,817)		(3,817)
Fair value adjustment available for sale financial assets						(524)			(524)
Defined benefit plan actuarial gains (losses)					(3,032)				(3,032)
Tax on actuarial losses and fair value adjustment on available for sale securities					2,074	247			2,321

At 31 December 2006	8,022	(54)	44,684	(3,605)	122,153	450	(3,817)	1,574	169,407

						Other reserves
(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Minority interest	Total

At 1 January 2007	8,022	(54)	44,684	(3,605)	122,153	450	(3,817)	1,574	169,407
Net income for the period					44,096			545	44,641
Dividend paid					(25,694)				(25,694)
Cash distributions (to) from minority shareholders								(327)	(327)
Effectuation of annulment,
see information below	(50)	50	(3,426)	3,426					0
Equity settled share based payments			112						112
Treasury shares purchased (net of allocated shares)		(2)		(180)					(182)
Merger related adjustments					143				143
Foreign currency translation adjustments							(9,858)		(9,858)
Available for sale value transferred to Statement of Income						(113)			(113)
Fair value adjustment available for
sale financial assets						1,039			1,039
Defined benefit plan actuarial gains (losses)					74				74
Tax on actuarial losses and fair value adjustment on available for sale securities					137	(312)			(175)

At 31 December 2007	7,972	(6)	41,370	(359)	140,909	1,064	(13,675)	1,792	179,067

As of 31 December 2007 StatoilHydro had 2,195,213 treasury shares.

The annual General Meeting in 2006 authorised the Board of Directors to acquire own shares for subsequent annulment. Under an agreement with the Norwegian State a proportion of the State's shares should later be redeemed and annulled, so that the State's ownership interest remained unchanged. Both the acquired shares and the firm obligation have been included in Treasury shares since the date the Treasury shares have been acquired in the market according to the authorisation. The extraordinary General Meeting on 5 July 2007 approved to reduce the Share capital by NOK 50,397,120 by annulment of 5,867,000 acquired Treasury shares, and redemption and annulment of 14,291,848 shares held by the State through the payment of NOK 2,441,899,894 to the State, represented by the Ministry of Petroleum and Energy. The amount corresponds to the average volume-weighted price of the company's buyback of own shares in the market with the addition of interest. As of 31 December 2007 the Norwegian State had an owner interest in StatoilHydro of 65 per cent.

After the annulment, StatoilHydro's share capital of NOK 7,971,617,757.50 comprises 3,188,647,103 shares.

For more information regarding changes in equity related to the merger with Hydro Petroleum, see information in note 6.

3. SEGMENTS

StatoilHydro manages its operations into four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulphur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

Operating segments align with internal management reporting, and are determined based on differences in the nature of their operations, products and services. The measure of segment profit is Net operating income. StatoilHydro also provides Imputed segment income tax and Segment net income for the period as supplemental information.

The "Other" section consists of the activities of Corporate services, Corporate center, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
31 December 2007
Revenues third party (including Other income)	4,077	3,817	18,711	116,945	1,236	1,354	146,140
Revenues inter-segment	49,085	8,372	462	197	453	(58,569)	0
Net income (loss) from equity accounted investments	16	85	(120)	70	(43)	0	8

Total revenues and other income	53,178	12,274	19,053	117,212	1,646	(57,215)	146,148

Net operating income	32,588	2,235	(1,792)	(634)	(1,292)	(258)	30,847
Imputed segment income taxes	(24,498)	(1,559)	1,241	675	0	288	(23,853)

Segment net income for the period	8,090	676	(551)	41	(1,292)	30	6,994

Three months ended
31 December 2006
Revenues third party (including Other income)	2,049	2,899	26,413	96,073	460	(759)	127,135
Revenues inter-segment	41,373	4,666	522	159	499	(47,219)	0
Net income (loss) from equity accounted investments	16	6	24	109	34	0	189

Total revenues and other income	43,438	7,571	26,959	96,341	993	(47,978)	127,324

Net operating income	31,461	(3,350)	6,551	397	(44)	138	35,153
Imputed segment income taxes	(23,198)	1,005	(2,437)	(384)	0	(327)	(25,341)

Segment net income for the period	8,263	(2,345)	4,114	13	(44)	(189)	9,812

Year ended
31 December 2007
Revenues third party (including Other income)	5,925	13,483	72,447	427,342	2,851	140	522,188
Revenues inter-segment	173,259	27,746	927	468	1,600	(204,000)	0
Net income (loss) from equity accounted investments	60	372	60	233	(116)	0	609

Total revenues and other income	179,244	41,601	73,434	428,043	4,335	(203,860)	522,797

Net operating income	123,150	12,161	1,562	3,776	(2,260)	(1,185)	137,204
Imputed segment income taxes	(92,575)	(5,398)	(1,171)	(941)	0	397	(99,688)

Segment net income	30,575	6,763	391	2,835	(2,260)	(788)	37,516

Year ended
31 December 2006
Revenues third party (including Other income)	3,576	11,987	96,040	410,689	1,778	(3,267)	520,803
Revenues inter-segment	175,544	20,608	832	899	1,986	(199,869)	0
Net income (loss) from equity accounted investments	79	7	197	402	(6)	0	679

Total revenues and other income	179,199	32,602	97,069	411,990	3,758	(203,136)	521,482

Net operating income	135,140	3,917	21,693	7,280	(1,427)	(439)	166,164
Imputed segment income taxes	(101,558)	(2,745)	(12,575)	(2,492)	0	(281)	(119,651)

Segment net income	33,582	1,172	9,118	4,788	(1,427)	(720)	46,513

StatoilHydro has, subsequent to the merger, recorded a total expense of NOK 10.7 billion before tax related to restructuring expenses and other expenses related to the merger. The major part of these expenses are related to pensions and early retirement packages offered to all employees in StatoilHydro ASA above the age of 58 years. The total expense has an effect on the net operating income for all segments, and most for the segment Exploration and Production Norway. For more information regarding consequences of the merger, see information in note 6.

Net operating income in the fourth quarter of 2006 for International Exploration and Production was impacted by an impairment write-down on the Gulf of Mexico-property, plant and equipment amounting to NOK 3.1 billion before tax. Impairments in total for 2006 related to the Gulf of Mexico-property, plant and equipment amounted to NOK 4.9 billion before tax.

The decrease in Natural Gas segment net operating income compared to fourth quarter 2006, and year to date 2006, is mainly due to a reduction in prices of piped natural gas and a negative change in fair value of derivatives.

Borrowings are managed at a corporate level and financial items are not allocated to the segments. Imputed segment income taxes are calculated on year to date segment Net operating income except in cases where a segment has a Net operating loss, in which case no tax benefit is shown. Reconciliations of segment Net operating income and segment Imputed income tax to Net income and Income tax in the Consolidated statements of income are shown below.

	For the three months		For the year
	ended 31 December		ended 31 December
(in NOK million)	2007	2006	2007	2006

Segment net income	6,994	9,812	37,516	46,513
Net financial items	(683)	3,148	9,607	5,072
Tax on financial items and other tax adjustments	(91)	2,069	(2,482)	262

Net income	6,220	15,029	44,641	51,847

Imputed segment income taxes	23,853	25,341	99,688	119,651
Tax on financial items and other tax adjustments	91	(2,069)	2,482	(262)

Income taxes	23,944	23,272	102,170	119,389

4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property plant and equipment	Intangible assets
Balance at 1 January 2007	272,163	31,205
Additions	52,162	23,979
Transferrals	3,169	(3,169)
Disposals	(693)	0
Expensed exploration expenditures previously capitalized and write off of undeveloped properties	0	(1,927)
Depreciation, amortisation and impairment	(38,585)	(787)
Effect of foreign currency translation adjustments	(9,864)	(4,451)
Balance at 31 December 2007	278,352	44,850

Additions in Intangible assets relate mainly to capitalised signature bonuses and other exploration rights in connection with acquisition of assets from Anadarko Petroleum Corporation and North American Oil Sands Corporation. These additions are reflected in the International Exploration and Production segment

5. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Petrocedeño project (former Sincor project) involves the exploitation of extra heavy crude oil from the reservoirs in the Orinoco Belt. In 2007, the Decree-Law 5.200 for Migration mandated the transformation of Sincor and other oil projects into incorporated joint ventures with minimum majority participation by the Venezuelan state of 60%. As a result, our participation in Sincor has been reduced from 15% to 9.677% with effect after year end 2007. The agreed terms and conditions also include compensation for dilution of participating interest. The remaining interest in Sincor will continue to be reflected in the Consolidated Financial Statements under the equity method as StatoilHydro will have significant influence over the new company.

The new company will be known as Petrocedeño, S.A and was incorporated in late 2007. Early January 2008, Perocedeño was authorized to undertake oil activities, including upgrading extra heavy oil and will therefore conduct the operations of Sincor.

The lenders to the former Sincor project have agreed to become lenders to Petrocendeño S.A., and revised financing agreements are pending the signature of the lenders involved. This is expected to take place by the end of first quarter 2008.

A group of Norwegian pensioners has brought legal proceedings against StatoilHydro ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favour of StatoilHydro in the first quarter of 2007. The Gulating Court of Appeal ruled in favour of the pensioners in the fourth quarter of 2007. The verdict has been appealed to the Supreme Court by StatoilHydro on 28 December 2007. If StatoilHydro loses this case the effect will be recorded as a reduction of equity.

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. The MPE has indicated that a claim will be presented based on the declaration.

The price review of two long-term natural gas contracts are currently in arbitration. Contractual price for a total volume of 6.2 billion cubic meters of gas delivered as of 31 December 2007 and for future deliveries under these contracts may be positively or negatively affected by the arbitration verdict, the final outcome of which cannot be determined at this time.

StatoilHydro ASA has decided to offer early retirement packages to all employees above the age of 58 years. The offer is divided in two phases, employees working onshore (first phase) and employees working offshore and on onshore plants and terminals (second phase). StatoilHydro has announced that a proportional part of these costs will be charged to the partners in StatoilHydro operated licences. The receivable (contingent asset) related to first phase is approximately NOK 2 billion, whereas the receivable related to the second phase is currently not determined.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's operations in Libya, which as of 1 October 2007 were transferred to StatoilHydro as part of the merger with Hydro's petroleum business. Following a preliminary assessment by StatoilHydro's corporate audit function, Chief Executive Helge Lund resolved in consultation with the StatoilHydro board to initiate an external review of the relevant aspects. The U.S. law firm Sidley Austin LLP is in the process of carrying out the review together with Norwegian law firm Simonsen Advokatfirma DA, supported by StatoilHydro's corporate audit function. Other consultancy agreements relating to Hydro's international petroleum operations are also under review. Both Hydro and StatoilHydro are cooperating on securing the documentation and information required to establish the facts of the matter.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

6. BUSINESS DEVELOPMENTS RELATED TO THE MERGER WITH HYDRO PETROLEUM

The shareholders of Statoil ASA and Norsk Hydro ASA (Hydro) approved at extraordinary General Meetings on 5 July 2007 a merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). The merger is regulated and described in a separate merger plan between the two parties. In the mergerplan it is stated that the management structure and management systems of the Merged Company will principally be based on former Statoil's model. The merger was effective 1 October 2007.

As a result of the merger Statoil's share capital increased by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 from the issuing of 1,042,662,236 shares with a nominal value of NOK 2.50 to Hydro's shareholders. Hydro's shareholders received 0.8622 shares in the merged company for each Hydro share. After the increase Hydro's shareholders hold 32.7 per cent and former Statoil's shareholders hold 67.3 per cent of the merged company, StatoilHydro ASA. The Norwegian state holds 65 per cent in the merged company as of 31 December 2007. For more information regarding changes in organisation and preparation of the Financial statements for StatoilHydro Group due to the merger, see information in note 1.

Prior to the merger Hydro Petroleum comprised of the oil and gas business of Hydro, along with Hydro's wind power business and interests in a power generation company and an information technology subsidiary. Hydro Petroleum was an international oil and energy enterprise and a major player in the Nordic and European energy markets. It developed, produced and supplied oil and gas and took an active role in developing new energy forms like wind power and hydrogen. In recent years, Hydro Petroleum's businesses have grown as a result of substantial investments undertaken by Hydro, including the acquisition of Saga Petroleum ASA, a Norwegian-based oil company, in 1999, and new oil and gas licenses on the NCS obtained from the Norwegian State. Based on production, Hydro Petroleum was the second largest operator on the NCS and, as a stand-alone enterprise, would be among the leading international oil and energy companies.

StatoilHydro has, subsequent to the merger, recorded a total expense of NOK 10.7 billion before tax related to restructuring expenses and other expenses related to the merger. The major part of these expenses are related to pensions and early retirement packages offered to all employees in StatoilHydro ASA above the age of 58 years.

Under the Norwegian public limited companies act section 14-11, StatoilHydro and Hydro are jointly and severally liable for certain guarantee commitments entered into by former Hydro prior to the merger. The total amount StatoilHydro is jointly liable for is approximately NOK 8.3 billion with terms extending until 2050. As of the current date, the probability that these guarantee commitments will impact StatoilHydro is deemed to be remote.

Below is a table showing the effects of the merger on the Statements of income for 2006 and the Balance sheets as at 31 December 2006. The column "Effect of merger" consist of Hydro Petroleum as well as all elimination effects related to the merger.

STATEMENTS OF INCOME - IFRS

		For the year ended 31 December 2006
	Former	Effect	StatoilHydro
(in NOK million)	Statoil Group	of merger	Group

Total revenues and other income	433,966	87,516	521,482

Cost of goods sold	(245,492)	(4,101)	(249,593)
Operating expenses	(33,653)	(11,148)	(44,801)
Selling, general and administrative expenses	(8,486)	(2,338)	(10,824)
Depreciation, amortisation and impairment	(21,714)	(17,736)	(39,450)
Exploration expenses	(5,664)	(4,986)	(10,650)
Total operation expenses	(315,009)	(40,309)	(355,318)

Net operating income	118,957	47,207	166,164

Net financial items	3,797	1,275	5,072
Income tax	(81,889)	(37,500)	(119,389)

Net income	40,865	10,982	51,847

BALANCE SHEETS - IFRS	As at 31 December 2006
	Former	Effect	StatoilHydro
(in NOK million)	Statoil Group	of merger	Group

ASSETS

Non-current assets
Property, plant and equipment	185,875	86,288	272,163
Intangible assets	21,330	9,875	31,205
Equity accounted investments	6,824	1,732	8,556
Deferred tax assets	375	433	808
Pension assets	1,113	0	1,113
Non-current financial investments	13,566	446	14,012
Derivative financial instruments	450	0	450
Non-current financial receivables	3,541	800	4,341

Total non-current assets	233,074	99,574	332,648
Total current assets	86,872	39,303	126,175

TOTAL ASSETS	319,946	138,877	458,823

EQUITY AND LIABILITIES
Equity

Total shareholders' equity	124,943	42,890	167,833
Minority interest	1,574	0	1,574
Total equity	126,517	42,890	169,407

Non-current liabilities
Non-current financial liabilities	29,966	19,249	49,215
Derivative financial instruments	66	0	66
Deferred tax liabilities	47,726	24,358	72,084
Pension liabilities	7,394	3,634	11,028
Non-current provisions	28,161	14,012	42,173

Total non-current liabilities	113,313	61,253	174,566
Total current liabilities	80,116	34,734	114,850

Total liabilities	193,429	95,987	289,416
		0
TOTAL EQUITY AND LIABILITIES	319,946	138,877	458,823

7. IFRS TRANSITION

(in NOK million)	For the three months ended 31 December 2006	For the twelve months ended 31 December 2006

Consolidated net income under US GAAP (including minority interest)	13,548	51,641

Differences related to:
Financial instruments	1,424	3,108
Inventory valuation	(500)	(321)
Impairment	1,758	0
Deferred tax adjustments	(937)	(2,369)
Other	(264)	(212)
Net changes	1,481	206
Consolidated income for the period under IFRS	15,029	51,847

(in NOK million)		At 31 December 2006

US GAAP Equity (including minority interest)		166,791

Differences related to:
Financial instruments		7,715
Pensions		(2,948)
Inventory valuation		2,499
Asset retirement obligations (ARO)		(2,976)
Deferred tax adjustments		(3,248)
Other		1,574
Net changes		2,616
Equity under IFRS		169,407
For more information regarding StatoilHydro's transition from accounting principles generally accepted in the United States (US GAAP) to International Financial Reporting Standards (IFRS) see the Statoil transition document mentioned in note 1. Note that this document only covers former Statoil's IFRS transition, but that the transition effects of Hydro Petroleum generally relate to the same areas, and mainly to financial instruments. As at 31 December 2006 the IFRS transition effect in Hydro Petroleum was NOK (0.2) billion on Equity and NOK 0.7 billion on Net income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
February 27, 2008	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

HIGH ACTIVITY LEVEL IN NEW ORGANISATION StatoilHydro’s fourth quarter result is as previously announced heavily influenced by restructuring costs and other costs arising from the merger. Net income in the fourth quarter of 2007 amounted to NOK 6.2 billion, compared to NOK 15.0 billion in the fourth quarter of 2006. For the year 2007, net income was NOK 44.6 billion compared to NOK 51.8 billion in 2006.

The decrease in net income from the fourth quarter of 2006 to the fourth quarter of 2007 was mainly due to an increase in operating and administrative expenses, primarily related to the previously announced restructuring costs and other costs arising from the merger, amounting to NOK 10.7 billion before tax. Following the closing of the merger, restructuring costs were booked in the fourth quarter. In addition, the decrease in net income is explained by negative impact from derivatives, loss on financial items and a high tax rate.

«The merger has strengthened our financial capacity, our competence and resources base and thereby our competitiveness. The restructuring costs represent an investment to achieve significant synergy gains from the merger in the coming years,» says Helge Lund, StatoilHydro’s chief executive.

Total oil and gas entitlement production in the fourth quarter of 2007 was 1.818 million barrels of oil equivalents (mmboe) per day. The annual production for 2007 was 629 mmboe compared to 623 mmboe in 2006.

«2007 was a historical year for StatoilHydro with a high activity level. We completed one of the biggest mergers in our industry and already have the new organisation up and running. 15 new projects came on stream, our exploration activity level was high both on the Norwegian Continental Shelf and internationally, and we have gained access to world class exploration acreage and resources underpinning our future growth», says Lund.

The chief executive points to the group’s acquisition of oil sands assets in Canada and the agreement to join as a partner in the Shtokman Development Company as two important building blocks for international growth.

The fourth quarter of 2007 is the first quarter for which financial statements of the merged StatoilHydro organisation are being presented. Historical data have been restated as if the merged company had existed for all periods.

In 2007, net operating income was NOK 137.2 billion compared to NOK 166.2 billion in 2006. The decrease was mainly due to an increase in operating, selling and administrative expenses stemming in part from restructuring and other costs arising from the merger described above, losses on derivatives of NOK 10 billion, new fields coming on stream and increased activity levels.

Return on average capital employed after tax (ROACE) for the 12 months ended 31 December 2007 was 17.9%, compared to 22.9% for the 12 months ended 31 December 2006. The decrease was mainly due to higher operating expenses as well as higher capital employed, and was partly offset by increased net financial income. Adjusted for the effects of the restructuring costs and other costs arising from the merger, the ROACE was 19.9% for the 12 months ended 31 December 2007. ROACE is defined as a non-GAAP financial measure.

In the fourth quarter of 2007, earnings per share were NOK 1.93 (USD 0.36) compared to NOK 4.65 (USD 0.86 ) in the fourth quarter of 2006. In 2007, earnings per share were NOK 13.80 (USD 2.54), compared to NOK 15.82 (USD 2.91) in 2006.

StatoilHydro’s Board of Directors proposes to the annual general meeting an ordinary dividend of NOK 4.20 per share for 2007, as well as NOK 4.30 per share in special dividend. In 2006 the ordinary dividend paid by Statoil ASA was NOK 4.00 per share, while the special dividend amounted to NOK 5.12 per share.

Net operating income in the fourth quarter of 2007 was NOK 30.8 billion compared to NOK 35.2 billion in the fourth quarter of 2006. The decrease was mainly due to restructuring and other costs arising from the merger amounting to NOK 10.7 billion and losses on derivatives of NOK 3.6 billion. The decrease in net operating income was partly offset by lower impairment of property plant and equipment charges and a 37% increase in lifted volumes of oil and gas in International E&P, which contributed NOK 2.0 billion and NOK 2.7 billion, respectively.

In 2007, net operating income was NOK 137.2 billion compared to NOK 166.2 billion in 2006. The decrease was mainly due to an increase in operating, selling and administrative expenses stemming in part from restructuring and other costs arising from the merger described above, losses on derivatives of NOK 10 billion, new fields coming on stream and increased activity levels.

Consolidated statements of income - IFRS
	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change

Revenues and other income
Revenues	145,878	126,485	15%	26,860	521,665	518,960	1%
Net income (loss) from equity accounted investments	8	189	(96%)	1	609	679	(10%)
Other income	262	650	(60%)	48	523	1,843	(72%)

Total revenues and other income	146,148	127,324	15%	26,910	522,797	521,482	0%

Operating expenses
Cost of goods sold	69,378	59,621	16%	12,774	260,396	249,593	4%
Operating expenses	22,724	12,598	80%	4,184	60,318	44,801	35%
Selling, general and administrative expenses	6,830	2,805	143%	1,258	14,174	10,824	31%
Depreciation, amortisation and impairment	11,869	13,136	(10%)	2,185	39,372	39,450	(0%)
Exploration expenses	4,500	4,011	12%	829	11,333	10,650	6%

Total operating expenses	115,301	92,171	25%	21,230	385,593	355,318	9%

Net operating income	30,847	35,153	(12%)	5,680	137,204	166,164	(17%)

Financial items
Net foreign exchange gains and losses	(987)	2,977	(133%)	(182)	10,043	4,457	125%
Interest income and other financial items	618	1,075	(43%)	114	2,305	3,675	(37%)
Interest and other finance expenses	(314)	(904)	65%	(58)	(2,741)	(3,060)	10%

Net financial items	(683)	3,148	(122%)	(126)	9,607	5,072	89%

Income before tax	30,164	38,301	(21%)	5,554	146,811	171,236	(14%)

Income tax	(23,944)	(23,272)	3%	(4,409)	(102,170)	(119,389)	(14%)

Net income	6,220	15,029	(59%)	1,145	44,641	51,847	(14%)

Attributable to:
Equity holders of the company	6,146	14,936	(59%)	1,132	44,096	51,117	(14%)
Minority interest	74	93	(20%)	14	545	730	(25%)
	6,220	15,029	(59%)	1,145	44,641	51,847	(14%)
Net operating income for the segments (in millions)	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006
	NOK	NOK	Change	USD*	NOK	NOK	Change

E&P Norway	32,588	31,461	4%	6,000	123,150	135,140	(9%)
International E&P	2,235	(3,350)	167%	412	12,161	3,917	210%
Natural Gas	(1,792)	6,551	(127%)	(330)	1,562	21,693	(93%)
Manufacturing & Marketing	(634)	397	(260%)	(117)	3,776	7,280	(48%)
Other	(1,292)	(44)	(2836%)	(238)	(2,260)	(1,427)	(58%)
Eliminations of internal unrealised profit on inventories	(258)	138	n/a	(48)	(1,185)	(439)	(170%)

Net operating income	30,847	35,153	(12%)	5,680	137,204	166,164	(17%)
Financial data
	Fourth quarter				Twelve months ended 31 December
	2007	2006		2007	2007	2006		2007
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

Weighted average number of ordinary shares outstanding	3,186,607,338	3,211,191,445			3,195,866,843	3,230,849,707
Earnings per share	1.93	4.65	(59%)	0.36	13.80	15.82	(13%)	2.54
ROACE (last 12 months)	17.9%	22.9%			17.9%	22.9%
Cash flows provided by operating activities (billion)	na	na			93.9	89.3	5%	17.3
Gross investments (billion)	19.2	15.2	26%	3.5	75.0	64.3	17%	13.8
Net debt to capital employed ratio	12.4%	20.5%			12.4%	20.5%
Operational data
	Fourth quarter			Twelve months ended 31 December
	2007	2006	Change	2007	2006	Change

Average oil price (USD/bbl)**	86.1	58.2	48%	70.5	63.2	12%
USDNOK average daily exchange rate	5.44	6.42	(15%)	5.86	6.42	(9%)
Average oil price (NOK/bbl) [4]	468	374	25%	413	406	2%
Gas prices (NOK/scm)	1.83	2.05	(11%)	1.69	1.94	(13%)
Refining margin, FCC (USD/boe) [5]	7.7	4.7	64%	8.4	7.1	18%
Total entitlement oil prodction (1,000 boe/day)	1,106	1,065	4%	1,070	1,057	1%
Total entitlement gas production (1,000 boe/day)	712	683	4%	654	651	0%
Total entitlement oil and gas production (1,000 boe/day) [6]	1,818	1,748	4%	1,724	1,708	1%
Total oil liftings (1,000 boe/day)**	1,073	1,021	5%	1,081	1,048	3%
Total gas liftings (1,000 boe/day)	712	684	4%	654	651	0%
Total oil and gas liftings (1,000 boe/day) [7]	1,786	1,705	5%	1,735	1,698	2%
Production cost (NOK/boe, last 12 months) [8]	72.2	31.3	131%	44.1	28.4	56%
Production cost normalised (NOK/boe, last 12 months) [9]	72.9	31.0	135%	44.3	28.1	58%
Total oil and gas entitlement production in the fourth quarter of 2007 was 1.818 mmboe per day, compared to 1.748 mmboe per day in the fourth quarter of 2006. Annual equity production was 1.839 mmboe in 2007.

Total oil and gas liftings in the fourth quarter of 2007 were 1.786 mmboe per day, compared to 1.705 mmboe per day in the same period of 2006. This is equivalent to an underlift of 32 mboe per day in the fourth quarter of 2007. In 2007, total oil and gas liftings were 1.735 mmboe per day compared to 1.698 mmboe per day 2006.

Exploration expenditure in the fourth quarter of 2007 was NOK 5.2 billion, compared to NOK 5.0 billion in the fourth quarter of 2006. In 2007 the exploration expenditure was NOK 14.2 billion, compared to NOK 13.4 billion in 2006. The increase in exploration expenditure was mainly due to higher drilling activity and increased expenditures on seismics internationally. Exploration expenditure reflects the period’s exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the fourth quarter of 2007 amounted to NOK 4.5 billion compared to NOK 4.0 billion in the fourth quarter of 2006. Annual exploration expenses amounted to NOK 11.3 billion and NOK 10.7 billion in 2007 and 2006, respectively.
	Fourth quarter				Twelve months ended 31 December
Exploration	2007	2006		2007	2007	2006		2007
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*
Exploration expenditure (activity)	5,173	5,018	3%	952	14,241	13,391	6%	2,622
Expensed, previously capitalised exploration expenditure	674	941	(28%)	124	1,660	1,447	15%	306
Capitalised share of current period's exploration activity	(1,348)	(1,948)	31%	(248)	(4,569)	(4,188)	(9%)	(841)

Exploration expenses	4,500	4,011	12%	829	11,333	10,650	6%	2,087
A total of 18 exploration and appraisal wells were completed in the fourth quarter of 2007, four on the NCS and 14 internationally. Five wells were confirmed discoveries. The number of exploration wells completed in the fourth quarter of 2006 was 17. In addition, one exploration extension well was completed. Drilling in 16 appraisal and exploration wells and two exploration extension wells was ongoing at the end of 2007.

In 2007, a total of 71 exploration and appraisal wells were completed, 24 on the NCS and 47 internationally. Two exploration extension wells were completed in the same period. Thirty-four of the exploration and appraisal wells were confirmed discoveries, 16 on the NCS and 18 internationally. Both exploration extension wells were discoveries. The number of exploration and appraisal wells completed in 2006 were 73. Five exploration extension wells were completed in 2006.

Proved reserves at the end of 2007 were 6,010 mmboe, compared to 6,101 mmboe at the end of 2006, a decrease of 91 mmboe. In 2007, 542 mmboe were added through revisions, extensions and discoveries, compared to additions of 383 mmboe in 2006, also through revisions, extensions and discoveries.

The reserve replacement ratio was 86% in 2007, compared to 61% in 2006, while the average three-year replacement ratio, including the effects of sales and purchases, was 81% at the end of 2007, compared to 76% at the end of 2006.

Production cost per boe was NOK 44.1 for the 12 months ended 31 December 2007, compared to NOK 28.4 for the 12 months ended 31 December 2006.

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 31 December 2007 was NOK 44.3 per boe, compared to NOK 28.1 per boe for the 12 months ended 31 December 2006. Normalised production cost is defined as a non-GAAP financial measure.

The production cost per boe, both actual and normalised, has increased significantly, mainly due to restructuring costs, start-up of new fields, increased maintenance cost and general industry cost pressure.

Adjusted for restructuring costs and other costs arising from the merger, the production cost per boe for the 12 months ended 31 December 2007 was NOK 35.7. This amount includes NOK 2.5 related to purchase of gas for reinjection.

Net financial items amounted to a loss of NOK 0.7 billion in the fourth quarter of 2007, compared to an income of NOK 3.1 billion in the fourth quarter of 2006. Net financial items in 2007 amounted to an income of NOK 9.6 billion, compared to an income of NOK 5.1 billion in 2006.

The loss in the fourth quarter of 2007 was mainly related to unrealised currency losses on internal USD loans given from a Euro functional currency subsidiary company of NOK 1.3 billion, due to a weakening US dollar versus Euro. Offsetting translation effects have been recorded directly against equity.

The net financial income for 2007 was mainly due to currency gains related to our NOK hedging transactions (for tax and dividend payments) NOK 8.5 billion and unrealised currency gains related to long term funding, including financial lease of NOK 5.9 billion, as a result of a weakening US dollar versus Norwegian kroner. These effects were partly offset by a currency loss NOK 6.4 billion related to internal loans, due to weakening of the US dollar versus Euro. Offsetting translation effects have been recorded directly against equity.

Exchange rates	31.12.2007	30.09.2007	31.12.2006	30.09.2006	31.12.2005

USDNOK	5.41	5.44	6.26	6.50	6.77
Income taxes in the fourth quarter of 2007 were NOK 23.9 billion, equivalent to a tax rate of 79.4%. Income taxes in the fourth quarter of 2006 were NOK 23.3 billion equivalent to a tax rate of 60.8%. Adjusted for the non-recurring NOK 2.0 billion reduction of deferred tax liabilities relating to new tax rules for allocation of financial items with respect to the Norwegian Continental Shelf (NCS) and temporary differences in intercompany transactions, the tax rate for the fourth quarter of 2006 was 66.0%, compared to 79.4% in the fourth quarter of 2007. The tax rate increased in the fourth quarter of 2007 compared to the adjusted tax rate for the fourth quarter of 2006, mainly due to relatively higher operating income from the NCS, which is subject to higher taxation than the average tax rate and negative operating income outside the NCS and negative net financial items which are subject to lower taxation than the average tax rate.

Income taxes in 2007 amounted to NOK 102.2 billion, with a corresponding tax rate of 69.6%, compared to income taxes in 2006 of NOK 119.4 billion, with a corresponding tax rate of 69.7%. Adjusted for the one-time tax benefits described above, the tax rate in 2006 was 70.9%. The tax rate in 2007 was lower than the adjusted tax rate in 2006, mainly due to higher net financial income and increased effect of uplift deduction on the NCS. The lower tax rate in 2007 was partly offset by relatively lower income outside the NCS, which is subject to lower taxation than the average tax rate.

Health, safety and the environment (HSE)
The total recordable injury frequency and the serious incident frequency improved in the fourth quarter of 2007 compared to the fourth quarter of 2006.

On 12 December 2007 we experienced an accidental oil spill when approximately 4,400 standard cubic metres of oil was pumped out into the sea after a parting of the loading hose connecting the shuttle tanker to the offshore loading system at the Statfjord A installation.

There were no fatalities in the fourth quarter of 2007.

The serious incident frequency is improved from 2.2 in 2006 to 2.1 in 2007. Although the trend is positive, the company needs to have a continued high focus on risk management and activity planning in order to achieve improved HSE results.

The total recordable injury frequency is improved from 6.0 in 2006 to 5.0 in 2007.
	Fourth quarter		Twelve months ended 31 December
HSE	2007	2006	2007	2006
Total recordable injury frequency	4.7	5.1	5.0	6.0
Serious incident frequency	2.3	2.4	2.1	2.2
Accidental oil spills (number)	88	94	387	365
Accidental oil spills (volume. scm)	4,458	31	4,989	181

Important events

  On 14 November we announced a major gas discovery in Azerbaijan’s Shah Deniz field that confirms the resource potential for the second stage development of the field.
  During oil offloading from the Statfjord A platform in the North Sea, approximately 4,400 standard cubic metres of crude oil were spilled into the sea on 12 December. An internal investigation team established after the oil spill has submitted a report to the Petroleum Safety Authority Norway on 8 February.
  On 13 December the Board of Directors sanctioned the Leismer demonstration project, the first phase of a long term development plan for our Canadian oil sands unit with an expected capacity of 20 mboe per day.
  On 18 December we announced that we will take over the operatorship for the newly acquired UK heavy oil fields Mariner, Mariner East and Bressay from Chevron as of 14 December.
  On 27 December the operator Total announced that Pazflor in Angola Block 17 is ready for development.
  On 29 December StatoilHydro entered into an agreement to sell all of the former Spinnaker assets in the shelf of the US Gulf of Mexico to Mariner Energy, Inc. for a cash consideration of USD 243 million.
  Production started from the Tordis sub sea separator in December 2007. This is the world’s first subsea solution for separating and injecting water and sand from the wellstream.
  The Njord field in the Norwegian Sea started gas export in December 2007, thereby entering a new phase where it is producing both natural gas and crude oil.
  The Kizomba C development in block 15 off the Angolan coast started production from the Mondo field on 1 January 2008.
  On 9 January 2008 we entered into an agreement on the sale of the wholly-owned subsidiary IS Partner A/S, and information systems services provider to EDB Business Partner ASA. The agreed selling price is NOK 1,192 million at a net debt-free basis.
  On 18 January, the plan for development and operation (PDO) of Yttergryta was submitted to the Norwegian Ministry of Petroleum and Energy, only six months after the discovery was made. The gas field is located 33 kilometres east of Åsgard B in the Norwegian Sea.
  Kvitebjørn came back on stream on 18 January, after the pipeline from Kvitebjørn to Kollsnes was shifted out of position and damaged by a ship’s anchor in the autumn of 2007, and is now producing at capacity.
  The corporate assembly of StatoilHydro elected Svein Rennemo as new chair of the Board of Directors on 30 January. Mr. Rennemo is currently CEO of PGS and will leave that position on 1 April. To avoid any conflict of interest he will join the Board of Directors of StatoilHydro after that date. Marit Arnstad will continue to act as Chair of the Board until Mr Rennemo takes office.
  StatoilHydro was the high bidder on 16 leases, of which 14 were joint bids with ENI Petroleum, in the Chukchi Sea Lease Sale 193 in Alaska announced on 6 February. StatoilHydro will be the operator of all 16 leases.
  On 11 February StatoilHydro was offered interests in 12 production licences in the Awards of Predefined Areas 2007 (APA 2007) on the NCS. The company will be the operator of nine of the licences.
  The StatoilHydro operated Volve field in the North Sea came on stream on 12 February. StatoilHydro has a 59.6% interest in the field.
  StatoilHydro submitted a PDO for Morvin to the Ministry of Petroleum and Energy on 15 February.
  We announced a discovery at the M-prospect nearby the Grane field on 20 February.

Further information from:
Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Press
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile)
Kai Nielsen, public affairs manager, 0044 7824326893

GROUP BALANCE SHEET

	At 31 December, 2007	At 31 December, 2006	Change	At 31 December, 2007
(In millions)	NOK	NOK	%	USD*

Total non-current assets	353,428	332,648	6.25	65,076
Total current assets	129,790	126,175	2.87	23,898
Total assets	483,218	458,823	5.32	88,974
Total equity	(179,067)	(169,407)	5.70	(32,971)
Total non-current liabilities	(174,788)	(174,566)	0.13	(32,183)
Total current liabilities	(129,363)	(114,850)	12.64	(23,819)
Total equity and liabilities	(483,218)	(458,823)	5.32	(88,974)